EXHIBIT 12

Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
	(dollars in thousands)
Income before tax	$177,983	$149,781	$141,620	$117,785	$87,010
Fixed charges:
Interest expense on borrowings	1,957	1,216	1,027	989	1,878
Estimate of interest within rental expense (1/3 of rental expense)	2,617	2,887	2,453	2,780	2,839
Subtotal for fixed charges	$4,574	$4,103	$3,480	$3,769	$4,717
Preferred dividend requirement on a pre-tax basis	—	242	211	148	49
Fixed charges and preferred dividends, excluding interest on deposits	$4,574	$4,345	$3,691	$3,917	$4,766
Interest expense on deposits	$4,800	$3,134	$2,977	$3,005	$3,962
Fixed charges and preferred dividends, including interest on deposits	$9,374	$7,479	$6,668	$6,922	$8,728

Total earnings and fixed charges, excluding interest on deposits	$182,557	$153,884	$145,100	$121,554	$91,727
Total earnings, fixed charges and preferred dividends, excluding interest on deposits	$182,557	$154,126	$145,311	$121,702	$91,776
Total earnings and fixed charges, including interest on deposits	$187,357	$157,018	$148,077	$124,559	$95,689
Total earnings, fixed charges and preferred dividends, including interest on deposits	$187,357	$157,260	$148,288	$124,707	$95,738
Ratio of Earnings to Fixed Charges
Including interest on deposits	19.99%	21.70%	22.93%	18.39%	11.03%
Excluding interest on deposits	39.91%	37.51%	41.70%	32.25%	19.45%
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Including interest on deposits	19.99%	21.03%	22.24%	18.02%	10.97%
Excluding interest on deposits	39.91%	35.47%	39.37%	31.07%	19.26%